Mail Stop 4561

December 1, 2009

Andrew W. Baum
President, Chief Executive Officer and Chief Financial Officer
Global Ink Supply, Inc.
256 South Robertson Boulevard
Beverly Hills, CA 90211

>   **Re:** **Global Ink Supply Inc.**
>   **Form 10-K For the Fiscal Year Ended May 31, 2009**
>   **Filed August 25, 2009**
>   **Form 10-K/A For the Year Ended May 31, 2009**
>   **Filed December 1, 2009**
>   **File No. 000-52630**

Dear Mr. Baum:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief